Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

E-mail to certain ACS employees from Ann Vezina:

September 29, 2009

“Is Xerox Good News for Me?”

No matter who we are, what we do or where we live, whenever we first hear about a big change the first thing that comes to most of our minds is, “How does it affect me?”  I’m sure that’s what many of you asked, as I did, when you first heard about the Xerox deal.  After all, most human beings don’t like change, especially when it involves our career or livelihood.

But I can honestly tell you, after having lots of time to think about Xerox’s acquisition of ACS, I believe it is fantastic news for most anyone who proudly carries the ACS badge.  Here are three reasons why we should be excited about our future:

Culture

Xerox and ACS have the same no-nonsense, hard-working approach to how we run our companies.  We carefully watch our costs; we believe in working hard and smart; we are crazy about growth; and we’ll do anything for our clients.  In case you haven’t read it, this statement by Xerox CEO Ursula Burns says it all:  “I started here as a college intern and have never wanted to work anywhere else. We’re hard-working and fun-loving and believe the workplace should accommodate both.”  What’s not to like about that?  I must admit, as a female executive, I’m thrilled to have the opportunity to work for the first African-American female to run an S&P 100 company!  What does that mean to you?  It means your career and personal growth opportunities are literally unlimited.

Innovation

In my view, there are three types of companies:  Those who think about innovation; those who talk about innovation; and those who do innovation.  Make no mistake…Xerox does innovation…investing nearly $900 million annually in new product and service research and development.  Owner of 8,900 patents, Xerox has been one of the world’s most innovative companies since inventor Chester Carlson’s first Xerox® copy machine went on the market in 1959.  What does that mean to you?  It means being part of an exciting world of cutting-edge technology.  It means coming to work every day knowing your big ideas are just a few steps way from becoming reality.

Market Power

Having global scale means everything in the BPO business.  Without ACS, Xerox is already a global giant, ranked 147 on the Fortune 500 list. With ACS, the company will be a $22 billion bigger giant, providing the global market power that prevented ACS from growing as fast as we would have liked in recent years.  Just as important, each company will bring strength to the other.  ACS will gain an instant global presence.  Xerox will gain a much more diverse line of enterprise-level services to complement its core document technology and management business. What does this mean to you?  It means you will soon work for one of the most renowned, admired and iconic business service brands in the world.

Back on July 1, we began this fiscal year with a new theme:  Accelerate.  Little did we know that Accelerate would be redefined on Sept. 28 in such an exciting and game-changing way.  I can’t wait to see what’s next.

Ann

Forward-Looking Statements

This document contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.